 1-A/A LIVE 0001599407 XXXXXXXX 024-11064 1847 HOLDINGS LLC DE 2013 0001599407 3630 38-3922937 115 2 590 Madison Avenue 21st Floor New York NY 10022 212-417-9800 Ellery R. Roberts Other 317836.00 0.00 2587894.00 4012365.00 19468768.00 4051714.00 7951190.00 22956660.00 -3487893.00 19468768.00 13020584.00 9545726.00 688086.00 -1193530.00 -0.38 -0.38 Sadler, Gibb & Associates, LLC Common Shares 3165625 28252B309 OTC Pink Market Allocation Shares 1000 N/A N/A Secured Convertible Note 714286 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 320000 0 25.0000 8000000.00 0.00 0.00 0.00 8000000.00 Craft Capital Management LLC 680000.00 0.00 0.00 Sadler, Gibb & Associates, LLC 72000.00 Bevilacqua PLLC 75000.00 0.00 Bevilacqua PLLC 5000.00 171350 7149000.00 true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 PR AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 PR false 1847 Holdings LLC, jointly and severally with 1847 Goedeker Holdco Inc. and 1847 Goedeker Inc. Promissory Note - $714,285.71; Warrant for 200,000 common shares of issuer; 150 common shares of 1847 Goedeker; and 50,000 common shares of issuer 714286 0 $650,000 The transaction was exempt from the registration requirements of Section 5 of the Securities Act as it was a transaction not involving a public offering.